Exhibit 99(b)

Independent Accountants' Report

On Applying Agreed-Upon Procedures

The Board of Directors

Household Finance Corporation:

We have performed the procedures enumerated below, which were agreed to by Household Finance Corporation (the Company or the Servicer), solely to assist the addressee in evaluating the accuracy of certain specified information in connection with the Master Pooling and Servicing Agreement dated August 21, 1997 (the Agreement), as amended, for Saks Credit Card Master Trust, Series 2001-2.

This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the addressee. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For purposes of presenting our procedures and findings, "compared" means compared and found to be in agreement with, unless otherwise noted. "Recalculated" means recomputed and found to be in agreement with, unless otherwise noted.

In connection with the agreed upon procedures, our procedures and findings were as follows:

1) We obtained from the Servicer a copy of the Monthly Servicer's Certificate, including the Master Trust Certificate and Monthly Certificateholder's Statement, for the month of May 2003, (the Certificate) for Saks Credit Card Master Trust, Series 2001-2.

  We compared all amounts and percentages appearing on the Certificate to computer reports and schedules prepared by the Servicer, where applicable, or to the previous month's Servicer Certificate. The Servicer has represented that such computer reports and schedules were extracted from or derived from the accounting records of Household Finance Corporation. Applicable amounts and percentages appearing on the Certificate were recalculated.

  No exceptions were noted.

  We inquired of personnel from the Servicer and management has represented that the Servicer is in compliance with Section 3.2 of the Agreement- Servicing Compensation.

  We inquired of personnel from the Servicer and management has represented that the Servicer is in compliance with each section of Article IV of the Agreement- Rights of Certificateholders and Allocation and Application of Collections.

  We inquired of personnel from the Servicer and management has represented that the Servicer is in compliance with Section 8.8 of the Agreement- Examination of Records.

  We read the Annual Servicer's Certificate delivered pursuant to Section 3.5 of the Agreement- Annual Servicer's Certificate for the calendar year ended December 31, 2003. We inquired of personnel from the Servicer and management has represented that the Servicer is in compliance with Section 3.5 of the Agreement- Annual Servicer's Certificate. Management represented to us the following statements incorporated in the Annual Servicer's Certificate are accurate:

    Household Finance Corporation is the current Servicer under the Agreement.

    The signer of the certificate, Steven Smith, is duly authorized pursuant to the Agreement to execute and deliver the Annual Servicer's Certificate to the Trustee.

    The Annual Servicer's Certificate is delivered pursuant to Section 3.5 of the Agreement.

    A review of the activities of the Servicer during the calendar year ended December 31, 2003 and of its performance under the Agreement was conducted by management.

    Based upon such review, as specified in (d) above, the Servicer has, to the best of management's knowledge, fully performed all of its obligations under the Agreement throughout such period and no default in the performance of such obligations has occurred or is continuing.

We were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the specified elements, accounts, or items noted above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the addressee and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes. However, it is our understanding that the Servicer will provide copies of this report to the Trustee, and the rating agencies, as applicable, in accordance with Section 13.5 of the Agreement. The receipt of this report by such parties acknowledges the sufficiency of the procedures performed for their purposes.

The terms of our engagement are such that we have no obligation to update this letter because of events and transactions occurring subsequent to the date of this letter.

/s/ KPMG LLP

Chicago, Illinois

February 28, 2004